1.      Name and Address of Reporting Person

        Philip F. Anschutz
        555 Seventeenth Street, Suite 2400
        Denver, Colorado 80202

2.      Issuer Name and Ticker or Trading Symbol

        Union Pacific Corporation (UNP)

3.      IRS or Social Security Number of Reporting Person (Voluntary)


4.      Statement for Month/Year

        December, 2000

5.      If Amendment, Date of Original (Month/Year)

        N/A

6.      Relationship of Reporting Person(s) to Issuer (Check all applicable)

          X     Director                        ____    10% Owner
        ____    Officer (give title below)      ____    Other (specify below)

7.      Individual or Joint/Group Filing (Check Applicable Line)

        X       Form filed by One Reporting Person
                Form filed by More than One Reporting Person


TABLE I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.      Title of Security (Instr. 3)

2.      Transaction Date (Month/Day/Year)

3.      Transaction Code (Instr. 8)

4.      Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

5.      Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

6.      Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

7.      Nature of Indirect Beneficial Ownership (Instr. 4)

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Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.      Title of Derivative Security (Instr. 3)

        Contract (1)

2.      Conversion or Exercise Price of Derivative Security

        (1)

3.      Transaction Date (Month/Day/Year)

        1/4/01

4.      Transaction Code (Instr. 8)

        Code: J

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        (A): (1)
        (D): (1)

6.      Date Exercisable and Expiration Date (Month/Day/Year)

        (1)

7.      Title and Amount of Underlying Securities (Instr. 3 and 4)

        Title:  Common Stock
        Amount or Number of Shares:  (1)

8.      Price of Derivative Security (Instr. 5)

        (1)

9.      Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)

        (1)

10.     Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
        (Instr. 4)

        I

11.     Nature of Indirect Beneficial Ownership (Instr. 4)

        (2)

Explanation of Responses:

(1) On December 5, 2000, The Anschutz Corporation entered into a forward sale contract, amended and restated on January 4, 2001 (as amended and restated, the "Contract"), pursuant to which two pricing schedules were entered into on January 4, 2001 (each, a "Pricing Schedule"). Such Pricing Schedules reflect hedging activity conducted in part in late December 2000 by the counterparty to the Contract. Each Pricing Schedule relates to 750,000 shares (the "Base Amount") of common stock. The Pricing Schedules provide that The Anschutz Corporation will deliver in August 2009 (the "Maturity Date"), a number of shares of common stock equal to the product of (i) the Base Amount and (ii) the applicable Exchange Rate, which will be determined as follows:

               (a) If the average closing price (the "Maturity Price") of the common stock on the ten trading days beginning nine trading days prior to the Maturity Date is less than or equal to $50.56, in the case of the first Pricing Schedule, and $51.0981, in the case of the second Pricing Schedule (each, an "Issue Price"), the Exchange Rate will be one;

               (b) If the Maturity Price is greater than the applicable Issue Price but less than 150% of such Issue Price (the "Threshold Appreciation Price"), the Exchange Rate will be equal to the applicable Issue Price divided by the Maturity Price; and

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               (c)  If the Maturity Price is equal to or greater than the
               Threshold Appreciation Price, the Exchange Rate will be equal to the Adjusted Issue Price (as hereinafter defined) divided by the Maturity Price. The Adjusted Issue Price will be equal to the applicable Issue Price plus the Maturity Price minus the Threshold Appreciation Price.

               In consideration therefor, The Anschutz Corporation has received an aggregate purchase price of $57,183,243.75.

               The Anschutz Corporation has pledged the amount of shares of Common Stock equal to the Base Amount to secure its obligations under the Contract.

(2) Philip F. Anschutz is the indirect owner of 100% of the capital stock of The Anschutz Corporation, which is the registered owner of the securities indicated.

(3) Philip F. Anschutz executed a Power of Attorney that authorizes Thomas A. Richardson to sign this Form 4 on his behalf. The Power of Attorney has been previously filed.

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C.   78ff(a)

                                 Philip F. Anschutz

                                 By:  Thomas A. Richardson


                                      /s/ Thomas A. Richardson          1/10/01
                                      ______________________            _______
                                      **Signature of Reporting Person    Date
                                      Thomas A. Richardson
                                      Attorney-in-Fact (3)